Exhibit 1.01

2014 Conflict Minerals Report
Introduction
Lowe’s has developed and is implementing a reasonable and documented due diligence process, consistent with the Organisation for Economic Co-operation and Development (“OECD”) Guidelines, to determine the use, source, and origin of columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted); or their derivatives that originated in the Democratic Republic of the Congo or an adjoining country or any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (“Conflict Minerals”) in our global product portfolio. Additionally, we (i) expect our vendors to source materials from socially-responsible suppliers, including valid conflict-free mines, (ii) intend to work closely with our vendors to determine the potential use of Conflict Minerals in our supply chain, and (iii) intend to request our vendors to conduct the necessary due diligence and provide us with proper verification of the source of the materials used in their products.

I.    Due Diligence: Lowe’s has implemented the following methodology in accordance with Annex I, 1 - 5 Step Framework for Risk-Based Due Diligence in the Mineral Supply Chain from the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas:

Step 1 - Establish Strong Company Management Systems. Lowe’s established an internal Conflict Minerals Compliance Program, which includes creation of the Company’s conflict minerals working group and conflict minerals policy, under the leadership of Company management. The compliance program is administered by a dedicated cross-functional working group, which works closely with various internal departments and external vendors to manage the process of supply chain due diligence to fulfill Lowe’s conflict minerals reporting and disclosure requirements. This working group engages with key stakeholders both internally and externally, conducts training, collects and analyzes data, and evaluates conflict mineral risks to establish the chain of custody and/or traceability of upstream actors, products and materials in the Lowe’s supply chain. The working group provides regular updates to Company management, who exercise oversight over Lowe’s Conflict Minerals Compliance Program.

Lowe’s adopted a Conflict Minerals Statement and communicated the principles thereof to its vendors and the public. The principles of the Lowe’s Conflict Minerals Statement have been included in Lowe’s Vendor Code of Conduct which applies to all vendors who provide services and goods to Lowe’s or any of its subsidiaries. Education, engagement and oversight regarding these principles and expectations are an essential component of our management systems and are overseen by the working group. Accordingly, we expect that our vendors (i) source materials from socially-responsible suppliers, (ii) work with us to determine the potential use of Conflict Minerals in our supply chain and (iii) conduct the necessary due diligence and provide us with proper verification of the source of materials used in their products. The Vendor Code of Conduct also details how to file a grievance with the Company and is publicly available at the following website:

http://www.lowes.com/cd_vendor+compliance_847971425_

Additionally, the 2014 Lowe’s Corporate Social Responsibility Report sets forth Lowe’s expectations for its vendors relating to the use of Conflict Minerals in the products they supply Lowe’s and is publicly available at the following website:
http://www.lowes.com/socialresponsibility

Step 2 - Identify and Assess Conflict Mineral Risk in the Supply Chain. The working group met with representatives from various departments within Lowe’s and evaluated the application of the terms “manufacture” and “contract to manufacture” as they could relate to the business of Lowe’s. The working group then identified product groups over which the Company may have sufficient influence in the manufacturing process and that could include Conflict Minerals and mapped the products within the product groups to their respective vendors in the supply chain. During this process the working group evaluated approximately 42,000 products sourced from approximately 1,000 vendors. Thereafter, the working group solicited from certain vendors information regarding the inclusion of Conflict Minerals in the products they supply Lowe’s, including but not limited to, the location or origin of such Conflict Minerals. The working group surveyed these vendors through a reasonable country of origin inquiry process using the Conflict Minerals Reporting Template, (“CMRT”), published by the Conflict Free Sourcing Initiative (“CFSI”). Upon distribution of the survey, the working group communicated directly with the vendors to explain the survey process and Lowe's expectations. The working group also developed a CMRT training document for the vendors to reference in order to provide Lowe's with assurance of the quality and depth of the vendor’s due diligence on their own supply chain. The survey population included approximately 5,600 products from approximately 171 vendors. Lowe’s received survey responses from 159 vendors representing approximately 5,500 products, or 99% of the population of products surveyed while continuing to reach out to non-responsive vendors.

Lowe’s encourages all of our vendors to use smelters certified by the CFSI.  In response to the Company’s vendor survey, vendors identified 15 different smelters from which they obtain Conflict Minerals. Those smelters and their respective country locations are set forth in Attachment A to this Conflict Minerals Report. Twelve of those smelters were certified by the CFSI which accounts for approximately 80% of the 15 smelters. For the 3 smelters which were not certified by the CFSI, Lowe’s intends to encourage those vendors that utilize these non-CFSI certified smelters to transition to certified smelters or request the smelters they use to become CFSI certified.

Step 3 - Design and Implement a Strategy to Respond to Identified Conflict Minerals Risks. Based on the Conflict Minerals risks identified in Step 2, the working group (i) analyzed and evaluated vendor responses against an established list of risk indicators to identify potential risks within the Company’s supply chain, (ii) re-evaluated the Company’s standard operating procedure to identify and act upon such risks, (iii) discussed the risk assessment with various members of Company management and (iv) refined and updated the Company’s strategy to manage such risks. This updated strategy includes the implementation of operating procedures to identify and act on supply chain Conflict Minerals risks by engaging with the suppliers to reassess their supply chain or through possible disengagement with suppliers which do not comply with the Company’s Vendor Code of Conduct. The operating procedures include, but are not limited to, performing testing procedures, performing remediation procedures, and identifying and prioritizing opportunities for future improvement.

Step 4 - Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain. The standard operating procedure referenced in Step 3 provides for the implementation of steps to conduct audits at identified parts of the supply chain. The working group compared the identified smelters against the list of smelters which have received a “conflict free” designation by the Conflict-Free Smelter Program (CFSP).
Step 5 - Report on Supply Chain Due Diligence. Lowe’s is publicly reporting on the results of its supply chain due diligence by filing this Conflict Minerals Report in accordance with Rule 13p-1 as an exhibit to Form SD.

II.     Product Description: Lowe’s determined that (i) it may have sufficient influence in the manufacturing process of products in the product groups listed in Attachment B to this Conflict Minerals Report and (ii) products in such product groups could include Conflict Minerals. We are unable at this time to identify with specificity the facilities used.

III.     2015 Compliance Activities: Lowe’s intends to undertake the following steps during 2015 to improve the due diligence conducted in order to further mitigate the risk that the necessary Conflict Minerals in our products do not benefit armed groups in the DRC or adjoining countries, including:

•	Continue training our internal teams and vendors regarding Conflict Minerals and our due diligence process.

•	Refine and improve the due diligence process.

•	Work with relevant trade associations to define and improve best practices and build leverage over the supply chain in accordance with the OECD guidance.

In accordance with the Instruction (2) to Item 1.01 of Form SD and guidance issued by the Securities and Exchange Commission on April 29, 2014, Lowe’s is not required to submit, and is not submitting, an audit report of this Conflict Minerals Report prepared by an independent private sector auditor with respect to the Conflict Minerals in any of the products included in the product groups listed in Attachment B hereto.

Attachment A

Metal	Smelter or Refiner Name	Country Location of Smelter or Refiner
Tin	Yunnan Chengfeng Non-ferrous Metals Co.Ltd.	China
Tin	Yunnan Tin Company, Ltd.	China
Tin	China Tin Group Co., Ltd.	China
Tin	Malaysia Smelting Corp	Malaysia
Tin	Tomghsia Industrial Co., Ltd	Taiwan
Gold	Aida Chemical Industries Co. Ltd.	Japan
Gold	Allgemeine Gold- & Silberscheideanstalt	Germany
Tantalum	Plansee	Austria
Tantalum	Ningxia Orient Tantalum Industry Co., Ltd.	China
Tantalum	RFH	China
Tantalum	Ulba	Kazakhstan
Tantalum	Global Advanced Metals	United States
Tantalum	Hi-Temp	United States
Tungsten	Chongyi Zhangyuan Tungsten Co Ltd	China
Tungsten	Xiamen Tungsten Co., Ltd	China

Attachment B

Product Groups

The following product groups may include items that were subject to the due diligence described in the Conflict Minerals Report:

Bath Decor	Garage Organization
Bath Faucets	Gloves And Apparel
Ceiling Fans	Hammer And Prybars
Chandeliers	Hand Saws
Décor Lamps	Handheld Cutting And Grinding
Decorative Rugs	Humidifiers
Drapery Hardware	Lawn And Garden Tools
Flush mounts	Levels And Squares
Frames Art And Clocks	Marking Tools
Landscape Lighting	Mechanics Tools
Mini Pendants	Miter Saws
Mirrors	Mobility Ramps
Outdoor Fashions	Mower Accessories
Outdoor Lighting	Paint Sprayers
Patio	Paint Tools
Patio Rugs	Pliers And Wrenches
Soft Window	Plumbing Tools
Track Lighting	Pneumatics
Trim A Tree	Power Tools Accessories - Drilling
Vanities	Safety Equipment
Vanity Lighting	Screwdrivers
Wall Sconces	Security And Utility Lighting
Air Purifiers	Small Parts Organizers
Air Tools And Accessories	Smart Home - Products
Auto And Garage Specialty	Specialty Hand Tools
Battery Charger And Radio	Tape Measures
Benchtop Tools	Tool Belts And Knee Pads
Blowers	Tool Storage
Caulk	Tools Cutlery
Cement And Masonry Tools	Tools Vinyl Siding
Ceramic Tools	Trimmers Edgers And Augers
Chainsaws	Truck boxes And Racks
Chisels And Files	Utility Knives
Compressors DIY And Stationary	Walk Behind Mowers
Construction Adhesives	Wet Dry Vac
Corded Drills	Wheelbarrows And Carts
Cordless Drills And Combo Kits	Work Supports
Drywall Tools
Flooring Saws